June 2, 2010

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Kyle Moffatt, Accountant Branch Chief
U.S. Securities & Exchange Commission
100 F. Street, N.E.
Washington, D. C. 20549

Re: Artfest International, Inc. Filing Responses

Dear Ms. Jacobson:

Please accept the following as an additional response to our letter to you dated May 17, 2010 and in regards to your letters dated May 4, 2010 for which you requested certain amendments to be made pursuant to your original letter dated February 17, 2010 and additional information requested on our most recently filed Form 10-K for the fiscal year ended December 31, 2009.

Please be advised that Artfest International, Inc. (“Artfest”) has been and is  currently still working with its auditors and attorneys to review and address these comments and file any and all amendments to its previously reported filings where necessary. Our initial goal was to have all of the work completed and corrected in their entirety on or before June 4, 2010; however, due to the number of items and limited resources, the Company is requesting an extension to have all completed on or before June 30, 2010.

We are truly grateful for the assistance you have provided us in this regard. Please do not hesitate to contact me via e-mail at email at evakser@artfestinternational.com or by phone at (940) 206-8674 if you should have any questions or comments. Thank you again for all of your assistance.

Sincerely,

/s/ Edward Vakser
Edward Vakser
Chairman & CEO
Artfest International, Inc.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS